Hellenic Telecommunications Organizations S.A.

VIA EDGAR AND FACSIMILE

October 1, 2009

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:

Melissa Kindelan

Re:

Hellenic Telecommunications Organization S.A.

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed June 30, 2009

File No. 001-14876

Dear Ms. Kindelan,

This is in response to the staff’s comment letter dated September 24, 2009, with respect to the above-referenced filing.

We spoke with you on September 30, 2009 regarding our request for an extension of the deadline for responding to the staff’s letter.  As discussed, our financial and accounting teams are reviewing the comments and need additional time in order to prepare our response.  We request a ten (10) business day extension to the letter (or until October 23, 2009), in order for us to be in a position to file a response that we expect will address your comments in a complete and detailed manner. We understand, based on our discussions, that this extension request will be acceptable.

If you have any comments, or would like further information, please contact the undersigned at +30 210 611 1574, or Mr. George Barboutis with the London Office of Dewey & LeBoeuf at +44 20 7459 5321.

Sincerely,

/s/ Dimitrios Tzelepis

Dimitrios Tzelepis

Head, Investor Relations Department

cc:

Kevin Copp

Group Chief Financial Officer

Hellenic Telecommunications Organization S.A.

George Barboutis

Dewey & LeBoeuf